SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30539; 812-13877]

ASA Gold and Precious Metals Limited; Notice of Application

May 22, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application under section 7(d) of the Investment Company Act of 1940
(the "Act").

Summary of Application: Applicant, ASA Gold and Precious Metals Limited ("ASA"), a
Bermuda closed-end management investment company registered under section 7(d) of
the Act, requests an order that would permit ASA to make changes to its custodial
arrangements without prior Commission approval, hold assets and conduct certain
securities transactions in specified foreign countries, as well as permit ASA and certain
other persons to designate CT Corporation System ("CT Corp") in the U.S. to accept
service of process.

Filing Dates: The application was filed on March 9, 2011, and amended on March 21,
2012, and February 6, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued
unless the Commission orders a hearing. Interested persons may request a hearing by
writing to the Commission's Secretary and serving applicants with a copy of the request,
personally or by mail. Hearing requests should be received by the Commission by 5:30
p.m. on June 17, 2013 and should be accompanied by proof of service on applicants, in
the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should
state the nature of the writer's interest, the reason for the request, and the issues

contested. Persons who wish to be notified of a hearing may request notification by

writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100

F Street NE, Washington, D.C. 20549-1090. Applicant, c/o Deborah Djeu, 400 S. El

Camino Real, Suite 710, San Mateo, CA 94402.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or

Daniele Marchesani, Branch Chief, at (202) 551-6747 (Division of Investment

Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the

file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

      1.   ASA is an internally-managed closed-end management investment

company organized in 1958 in South Africa and currently organized in Bermuda. ASA is

registered under the Act.[1] ASA had $591 million in net assets as of February 29, 2012.

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[1]   Investment Company Act Release Nos. 2739 (July 3, 1958) (notice) and 2756 (Aug. 13, 1958 (order) (the "Original Order"). Since 1958, the Original Order has been amended on a number of occasions. See Investment Company Act Release Nos. 26582 (Aug. 27, 2004) (notice) and 26602 (Sep. 20, 2004) (order) ("Existing Order"); Investment Company Act Release Nos. 24321 (Feb. 29, 2000) (notice) and 24367 (Mar. 27, 2000) (order) (the "CSD Order"); Investment Company Act Release Nos. 21161 (June 23, 1995) (notice) and 21220 (July 20, 1995) (order); Investment Company Act Release Nos. 17904 (Dec. 17, 1990) (notice) and 17945 (Jan. 15, 1991) (order); Investment Company Act Release Nos. 14826 (Dec. 4, 1985) (notice) and 14878 (Dec. 31, 1985) (order); Investment Company Act Release Nos. 11669 (Mar. 6, 1981) (notice) and 11722 (Apr. 7, 1981) (order) (collectively with the CSD Order, the "Custody Orders"); Investment Company Act Release Nos. 8278 (Mar. 20, 1974) (notice) and 8312 (Apr. 17, 1974) (order); Investment Company Act Release Nos. 7860 (June 12, 1973) (notice) and 7894 (July 10, 1973) (order); Investment Company Act Release Nos. 2944 (Dec. 14, 1959) (notice) and 2957 (Dec. 29, 1959) (order); Investment Company Act Release Nos. 2883 (May 22, 1959) (notice) and 2886 (June 9, 1959) (order) ("1959 Order"); and Investment Company Act Release Nos.

Shares of ASA trade on the New York Stock Exchange ("NYSE"). ASA's main focus is to invest in securities of companies involved in the exploration and mining of gold and other precious minerals. To this end, ASA's management is seeking to take advantage of investment opportunities in non-South African companies that are, or in the future may be, listed on the Stock Exchange of Hong Kong Limited (the "HKSE"), the London Stock Exchange ("LSE"), the Toronto Stock Exchange ("TSX"), or the Australian Securities Exchange ("ASX").[2] ASA states that certain conditions of the Existing Order have made it difficult for ASA to implement fully a flexible investment strategy consistent with its current fundamental investment policy and to achieve its desired portfolio diversification outside of South Africa. Applicant asserts that with the requested relief ASA will be able to better adapt to changes in the gold and other precious minerals industry and to pursue the best investment prospects on a global scale, for the benefit of its shareholders.

2.   Applicant requests an order that would: (a) permit ASA to appoint a primary custodian ("Primary Custodian") or otherwise amend its agreement with the Primary Custodian without prior Commission approval; (b) permit ASA to settle purchases and sales of portfolio securities outside of the U.S. on an additional "established securities exchange," the HKSE;[3] (c) permit ASA, subject to the existing condition that ASA keep at least 20% of its assets in the United States in the custody of a

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2817 (Jan. 5, 1959) (notice) and 2821 (Jan 20, 1959) (order) (collectively with the Custody Orders, the "Subsequent Orders" and together with the Original Order, the "Prior Orders").

[2]   In 2005, with the approval of its shareholders, ASA replaced its fundamental investment policies that, among other things, required ASA to invest more than 50% of its assets in equity securities of gold mining companies in South Africa and no more than 20% of its assets in equity securities of companies outside of South Africa with a new investment policy that no longer contains any geographical limitations as to ASA's investments.

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U.S. bank ("20% Requirement"), to maintain its remaining assets in the custody of an eligible foreign custodian or an eligible securities depository in South Africa, Hong Kong, the United Kingdom, Canada, or Australia;[4] (d) permit ASA's Primary Custodian to change the eligible foreign custodian or eligible securities depository in whose custody it maintains ASA's assets in those five countries, and to amend the custodian agreement with ASA to reflect the change, without prior Commission approval; (e) permit ASA, through its Primary Custodian or its Primary Custodian's agent, to exercise in South Africa, Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder in other companies for the purchase of securities; and (f) require ASA and each of its present or future directors, officers or investment advisers who is not a resident of the United States ("Non-Resident Persons") to irrevocably designate CT Corp, instead of ASA's Primary Custodian, as an agent in the U.S. to accept service of process ("U.S. Service Agent") in any suit, action, or proceeding (collectively, "Proceeding") before the Commission or any appropriate court relating to, respectively, the Non-Resident Persons' activities as directors, officers or investment advisers of ASA.[5] As described more fully in the application, ASA's foreign subcustodians generally would also designate CT Corp as U.S. Service Agent.

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[3]   The Existing Order defines the term "established securities exchange" as a national securities exchange as defined in Section 2(a)(26) of the Act, the JSE Limited South Africa ("JSE"), the LSE, the Tokyo Stock Exchange, the TSX, the ASX and the SWX Swiss Exchange.

[4]   If the Commission grants the requested relief, ASA will comply with the requirements of Rule 17f-5 and Rule 17f-7 under the Act as if ASA were a registered management investment company organized or incorporated in the United States ("U.S. Fund"). The terms "eligible foreign custodian" and "eligible securities depository" have the same meaning as defined in Rule 17f-5 and Rule 17f-7.

[5]   ASA would designate CT Corp as U.S. Service Agent in the same city in which ASA's Primary Custodian is located.

Applicants' Legal Analysis:

1.   Section 7(d) of the Act prohibits an investment company organized outside the U.S. ("foreign fund") from making a public offering of its securities in the U.S., but authorizes the Commission by order to permit a foreign fund to register under the Act and make a public offering of its securities in the U.S. if the Commission finds that "by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of [the Act] against such company and that the issuance of such order is otherwise consistent with the public interest and protection of investors." Rule 7d-1 under the Act sets forth the conditions that an investment company organized in Canada must satisfy in order to receive an order under section 7(d) of the Act.[6] Applicant seeks an order under section 7(d) as discussed above, subject to conditions that, among other things, would require ASA to comply with many of the requirements of rule 7d-1 under the Act, including the requirement that its charter and bylaws contain the Act's substantive provisions.

2.   ASA believes that it would be legally and practically feasible effectively to enforce the provisions of the Act against it and that the issuance of the requested order would be consistent with the public interest and the protection of investors. In particular, Applicant states that (i) applicable law provides substantial certainty that appropriate U.S. courts would exercise personal jurisdiction over ASA; (ii) a U.S. Federal court would possess subject matter jurisdiction in a case brought by the Commission because such a case would be based upon alleged violations of the federal securities laws; and (iii) the

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[6]   Although rule 7d-1 by its terms applies only to Canadian funds, the Commission generally has required other foreign funds seeking section 7(d) orders to comply with the rule's conditions.

doctrine of *forum non conveniens* would not present an impediment to the Commission's

or another party's ability to bring appropriate claims against ASA.[7] Applicant also

asserts that the analysis of whether a plaintiff would be able to enforce in Hong Kong, the

United Kingdom, Canada, or Australia a judgment obtained in the United States or

Bermuda would be the same with respect to ASA as with a U.S. Fund. Thus, Applicant

claims that placing assets in those countries does not involve any greater jurisdictional

concerns in the case of ASA than it does in the case of U.S. funds, which, in addition, are

not subject to the 20% Requirement. In addition, ASA has agreed to perform every

action and thing necessary to cause and assist its shareholders or the Commission to

collect (i) any monetary amount specified in a Commission order or (i) a final judgment

entered by a court of competent jurisdiction.

3.   Under the terms and conditions of the Existing Order, ASA agreed that

JPMorgan Chase Bank, N.A. ("Chase") will serve as ASA's Primary Custodian and will

continue to meet the qualifications of a custodian under Section 17(f) of the Act.[8]

Furthermore, one of the conditions of the Existing Order requires ASA to seek an order

of the Commission prior to any amendment of its custodian agreement with its Primary

Custodian. ASA seeks an order to permit it to appoint a Primary Custodian or otherwise

amend its custodian agreement without prior Commission approval. ASA states that

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[7]   Applicant notes that (i) unlike a U.S. Fund, ASA must maintain at least 20% of its assets in the U.S.; (ii) ASA will appoint a U.S. bank as its Primary Custodian; (iii) ASA's principal offices are located in the U.S. and a majority of its directors, executive officers, and employees would be both citizens and residents of the U.S.; and (iv) ASA would stipulate that personal jurisdiction exists in any Commission action brought against ASA in the U.S. and waive any defense of *forum non conveniens* in any such action. ASA also represents that its agreement with its Primary Custodian would contain provisions stipulating that the United States is the proper venue for disputes arising under the agreement.

requiring Commission approval imposes on ASA an unfair and unnecessary burden not

imposed on U.S. Funds, as well as diminishes ASA's ability effectively and efficiently to

deal with business issues regarding its custody arrangements. ASA represents that (i) a

U.S. bank eligible to serve as custodian under section 17(f) would serve as ASA's

Primary Custodian, and (ii) ASA would request an order of the Commission prior to any

amendment of its agreement with its Primary Custodian if the amendment conflicts with

any of the representations or conditions of the requested order.

4.   Under the terms and conditions of the Existing Order, ASA is required to

settle its purchases and sales of portfolio securities, other than purchases and sales on an

"established securities exchange," in the U.S.[9] ASA requests an order expanding the

definition of "established securities exchange" to permit it to settle purchases and sales of

portfolio securities on the HKSE. Applicant states that the Act does not limit the

securities exchanges on which U.S. Funds may settle securities transactions. Applicant

asserts that the requirement that ASA's purchases and sales of portfolio securities, other

than purchases and sales on an "established securities exchange" as currently defined, be

settled in the U.S. renders it impracticable for ASA to purchase portfolio securities on the

HKSE, and prevents ASA from taking advantage of certain investment opportunities to

the detriment of its shareholders.

5.   Under the terms and conditions of the Existing Order, ASA is required to

keep at least 20% of its assets in the U.S. in the custody of a U.S. bank. ASA's

remaining assets are also required to be kept in the custody of such U.S. custodian, except

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[8]   Section 17(f) of the Act provides that "every registered management investment company
shall place and maintain its securities and similar investments in the custody of: (A) a bank or
banks having the qualifications prescribed in paragraph (1) of Section 26(a) of [the Act]…."

that, subject to the 20% Requirement, ASA may keep, through its custodian or South

African subcustodian, in the central securities depository for equity securities in South

Africa ("CSD") up to 100% of its securities eligible for deposit at the CSD.[10] In addition,

ASA is permitted to keep up to 33% of its assets in countries other than South Africa

outside of the U.S. in the custody of an eligible foreign custodian or overseas branch of a

U.S. bank under certain circumstances.[11] ASA seeks an order to permit it, subject to the

20% Requirement, to maintain up to 80% of its assets in the custody of an eligible

foreign custodian, as defined in Rule 17f-5 under the Act, or an eligible securities

depository, as defined in Rule 17f-7 under the Act, in South Africa, Hong Kong, the

United Kingdom, Canada or Australia. ASA's management is seeking to take advantage

of investment opportunities in non-South African companies that are, or in the future may

be, listed on the HKSE, the LSE, the TSX, or the ASX.[12] ASA states that the requested

relief would not change the total percentage of assets that ASA is currently permitted to

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[9]   *See supra* note 3.

[10]   Under the Existing Order, ASA agreed that Standard Bank would serve as Chase's subcustodian in South Africa. Subsequent staff no-action relief permitted ASA's Primary Custodian to change the subcustodian to First National Bank. *See ASA (Bermuda) Limited*, SEC No-Action Letter (December 13, 2006) ("2006 Letter").

[11]   ASA may keep: (i) up to 3% of its assets in South Africa in short-term rand-denominated investments issued or guaranteed by the Republic of South Africa; (ii) up to 5% of its assets in rand-denominated interest bearing bank accounts with eligible foreign custodians or overseas branches of U.S. banks; and (iii) up to 5% of its assets with an eligible foreign custodian or overseas branch of ASA's Primary Custodian in each of London, Japan, Australia, Switzerland, and Canada, if removal of securities purchased on the established exchanges becomes either prohibited by law or regulation or financially impracticable.

[12]   Under the terms and conditions of the Existing Order, ASA is permitted to settle securities transactions on the LSE, the TSX, and the ASX (and ASA is seeking an order to permit it to settle securities transactions on the HKSE as well), but if ASA does so it must then satisfy the requirement that such securities be maintained in the U.S. with ASA's Primary Custodian. Applicant asserts that the only way it may meet this requirement is by moving physical securities away from their primary trading markets or purchasing American Depositary Receipts for those foreign securities in the U.S. market, neither of which is an effective and efficient means for ASA to achieve its desired international portfolio diversification.

maintain outside of the U.S. Rather, it would permit ASA to allocate that total

percentage among, and maintain that total percentage in five countries, rather than

maintain that total percentage all in one country. Moreover, as discussed more fully in

the application, Applicant represents that the difficulty in enforcing a judgment obtained

in the United States or Bermuda against ASA in South Africa does not exist in Hong

Kong, the United Kingdom, Canada or Australia. Applicant represents that if the

Commission grants the requested relief, ASA will comply with Rule 17f-5[13] and Rule

17f-7[14] under the Act as if ASA were a U.S. Fund.

6.   ASA requests an order to permit its Primary Custodian to change the

eligible foreign custodian or eligible securities depository in whose custody it maintains

ASA's assets, and to amend the custodian agreement with ASA to reflect the change,

without prior Commission approval. Applicant contends that requiring it to seek

Commission approval before its Primary Custodian changes the eligible foreign custodian

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[13]   Rule 17f-5 permits a U.S. Fund to maintain foreign assets with an "eligible foreign custodian." The fund's board of directors, its investment adviser, or custodian bank ("foreign custody manager") must determine that the fund's assets in custody will be subject to reasonable care, based upon the standards applicable to custodians in the relevant market after considering certain factors. Rule 17f-5 also requires that the custody arrangement be governed by a written contract, including certain specified (or equivalent) provisions, that the foreign custody manager determines will provide reasonable care for fund assets. The foreign custody manager must establish a system to monitor the appropriateness of maintaining the fund's assets with the eligible foreign custodian and the performance of the contract. ASA's board of directors (the "Board") will serve as foreign custody manager and will not delegate such function.

[14]   Rule 17f-7 permits a fund, including a registered Canadian fund, to maintain foreign assets with a foreign "eligible securities depository" that acts as or operates a system for the central handling of securities that is regulated by a foreign financial regulatory authority. Rule 17f-7 also requires a fund's primary custodian, or its agent, to furnish the fund or its investment adviser with an analysis of the custody risks of using an eligible securities depository before the fund places its assets with the depository. In addition, the fund's contract with its primary custodian must require the custodian, or its agent, to monitor these risks on a continuing basis and promptly notify the fund of any material change in these risks. Prior to use of an "eligible securities depository" for ASA's overseas assets, the Board will review the proposed arrangements to ensure they meet the requirements of Rule 17f-7.

or eligible securities depository in whose custody it maintains ASA's assets imposes on ASA and its Primary Custodian an unfair burden that is not imposed upon U.S. Funds. ASA also asserts that changing the eligible foreign custodian or eligible securities depository in whose custody ASA's Primary Custodian maintains ASA's assets does not raise any jurisdictional concerns different from than those discussed above. Finally, ASA asserts that requiring it to seek Commission approval diminishes ASA's (and its Primary Custodian's) ability to deal effectively and efficiently with business issues regarding ASA's custody arrangements.

7.   ASA also seeks relief to exercise in South Africa, Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder in other companies for the purchase of securities. Under the terms and conditions of the Existing Order, ASA is required to settle its purchases and sales of portfolio securities, other than purchases on established exchanges, in the U.S.[15] Applicant contends that exercise in South Africa, Hong Kong, the United Kingdom, Canada or Australia of the rights issued to ASA as a shareholder in other companies for the purchase of securities would not constitute purchases and sales "on" the established exchanges. ASA asserts that without this relief, there could be significant opportunity costs and financial harms to ASA and its shareholders because, among other things, ASA could be precluded from participating in rights offerings that present attractive investment opportunities in companies with which ASA already is familiar. As stated in condition 23, applicant states that this relief would be limited so that: (a) the rights so exercised are offered to ASA as a shareholder in another company on the same basis as all other holders of the class or classes of shares of

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[15]   *See supra* note 3.

such other company to whom such rights are offered, (b) the rights so exercised do not exceed 10% of the total amount of such rights so offered, and (c) the securities purchased pursuant to such exercise, or securities of the same class, are listed on the JSE, the HKSE, the LSE, the TSX, or the ASX, or application has been made to such exchange for the listing thereon of such securities, or it has been publicly announced that application will be made to such exchange for the listing thereon of such securities.

8.   Under the terms and conditions of the Existing Order, ASA and each of its Non-Resident Persons must designate Chase, ASA's Primary Custodian, as U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to their activities as directors, officers or investment advisers of ASA. ASA requests that ASA and its Non-Resident Persons be required to designate CT Corp, instead of ASA's Primary Custodian, as U.S. Service Agent.[16] ASA's foreign custodians generally also would designate CT Corp as U.S. Service Agent. Applicant states that CT Corp is a leading registered agent in the U.S. and has been in the business of providing registered agent services for over 100 years. Applicant states that permitting ASA and each of its Non-Resident Persons to designate CT Corp, instead of ASA's Primary Custodian, as U.S. Service Agent would eliminate the inconvenience and unnecessary expense associated with having to change the designated U.S. Service Agent in the event of changes to ASA's custodial arrangements. ASA, furthermore, is seeking more flexibility with respect to foreign custodians, which are not in privity of contract with ASA. ASA

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[16]   ASA notes that the 2006 Letter granted staff no-action relief to (i) permit, among other things, ASA to continue relying on the Existing Order after Chase's subcustodian changed from Standard Bank to First National Bank, and (ii) permit ASA to continue to rely on the Existing Order while CT Corp, instead of ASA's custodian, served as FirstRand Bank Limited's U.S. Service Agent in any Proceeding before the Commission or any appropriate court relating to the activities of its subsidiary, First National Bank, as ASA's South African subcustodian.

asserts that while Chase's current foreign subcustodians have agreed to designate CT Corp, future foreign subcustodians may not be able or willing to do so. If ASA's foreign subcustodians change, ASA will use its best efforts to ensure that the new foreign subcustodians will also designate CT Corp as U.S. Service Agent.[17] ASA does not believe that this relief would have an impact on the jurisdictional issues discussed above.

ASA's Conditions:

ASA agrees that any order granting the requested relief will be subject to the following conditions: [18]

1.   A U.S. bank, as defined in section 2(a)(5) of the Act and having the qualification described in section 26(a)(1) of the Act, will serve as ASA's Primary Custodian. In addition, ASA's agreement with its Primary Custodian will contain provisions stipulating that the United States is the proper venue for disputes arising under the agreement.

2.   ASA will seek an order of the Commission prior to any amendment of its agreement with its Primary Custodian if the amendment conflicts with any of the representations or conditions applicable to the Existing Order, as amended by the requested order.

3.   The Board will serve as foreign custody manager and will not delegate such functions to ASA's Primary Custodian or any other person.

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[17]   If, however, a foreign subcustodian cannot, or remains unwilling to, designate CT Corp as U.S. Service Agent, then ASA's Board will consider, as part of its decision whether to engage a Primary Custodian or use a particular foreign subcustodian, the fact that the foreign subcustodian would not designate CT Corp as U.S. Service Agent.

[18]   The terms "eligible foreign custodian," "U.S. bank" and "foreign custody manager" used in the conditions have the same meaning as defined in rule 17f-5 under the Act.

4.   ASA will comply with Rule 17f-5 and Rule 17f-7 under the Act as if ASA were a registered management investment company organized or incorporated in the United States. Each eligible foreign custodian that ASA uses will be contractually obligated to follow the Primary Custodian's instructions with respect to assets the eligible foreign custodian holds on behalf of ASA. In each applicable jurisdiction, the Board will consider the relationship between an eligible foreign custodian and an eligible securities depository (including whether the eligible foreign custodian is liable for the eligible securities depository's misdeeds to the same extent as if such securities were maintained by the eligible foreign custodian) and will determine that maintaining assets in the eligible securities depository through the eligible foreign custodian is in the best interest of ASA and its shareholders.

5.   ASA will cause each present and future officer, director, investment adviser, and principal underwriter of ASA to enter into an agreement ("Agreement") (to be filed by ASA with the Commission when that person assumes office), which will provide that each person agrees: (a) to comply with ASA's charter and bylaws, the Act and the rules of the Commission under the Act, and the undertakings and agreements contained in the application as applicable to each person and as each may be amended from time to time, as applicable to each person; (b) to do nothing inconsistent with the undertakings and agreements contained in the application, the provisions of the Act, or the rules under the Act; (c) that the undertakings described in (a) and (b) above constitute representations and inducements to the Commission to issue the requested order; and (d) each Agreement constitutes a contract between the person and ASA and the shareholders of ASA with the intent that ASA's shareholders will be beneficiaries of and will have the

status of parties to the Agreement so as to enable them to maintain actions at law or in equity within the United States or Bermuda. In addition, each Agreement of each officer and director of ASA will contain provisions similar to those contained in condition 21 below.[19]

6.   So long as ASA is registered under the Act, ASA's charter and bylaws, together, will contain in substance the provisions required by Rule 7d-1(b)(8) under the Act, and neither the charter nor the bylaws will be changed or amended in any manner inconsistent with Rule 7d-1(b)(8) under the Act and the rules and regulations under the Act, unless authorized by the Commission.

7.   ASA's Primary Custodian will not transfer any assets of ASA unless the instructions it receives from ASA include the written approval of ASA's Chief Compliance Officer. ASA will submit instructions relating to any transfer of assets to its Chief Compliance Officer, who will review them prior to the submission of any approved instructions to ASA's Primary Custodian. ASA's Chief Compliance Officer will not approve a transfer of assets if an agent, broker-dealer, or counterparty is an affiliated person of ASA or an affiliated person of any director, officer, or investment adviser of ASA, unless the transaction is of a type permitted by the Act or any regulation under the Act or specifically permitted by order of exemption issued under the Act. In addition to providing any other information relevant to the Chief Compliance Officer's review, ASA will require each of its officers, directors, and investment advisers to transmit quarterly a

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[19]   ASA acknowledges that: (a) every agreement and undertaking of ASA, its officers, directors, investment adviser, and principal underwriters contained in the application constitutes (i) inducements to the Commission for the issuance and continuance in effect of the requested order, and (ii) a contract among ASA, the Commission, and ASA's shareholders with the same intent as set forth in condition 5 above; and (b) the failure by ASA or any of the persons listed

list of affiliated persons or a statement that there has been no change since the last list so

transmitted to ASA's Chief Compliance Officer. No person will qualify to serve as a

director or officer of ASA until he or she has transmitted to ASA a list of his or her

affiliated persons, as that term is defined in Section 2(a)(3) of the Act.

8.   ASA will furnish to the Commission revisions, if any, to the list of persons

affiliated with ASA that previously was furnished to the Commission concurrently with

the filing of periodic reports required to be filed under the Act. Such revised lists will

include persons affiliated with any future investment adviser or principal underwriter of

ASA.

9.   The Chief Executive Officer of ASA, a majority of the directors of ASA, a

majority of the officers, and the Chief Compliance Officer of ASA will be both citizens

and residents of the United States. ASA will maintain its principal executive office in the

United States.

10.   ASA will hold all of its shareholder meetings in the United States.

11.   ASA will maintain in the United States a transfer agent for transfer of its

shares, and a registrar for the registration of its shares.

12.   ASA will file, and will cause each of its present or future directors,

officers, or investment advisers who is not a resident of the United States to file with the

Commission irrevocable designation of CT Corp as an agent in the United States to

accept service of process in any suit, action, or proceeding before the Commission or any

appropriate court to enforce the provisions of the laws administered by the Commission,

or to enforce any right or liability based upon ASA's charter or bylaws, contracts, or the

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above to comply with any of the agreements or undertakings, unless permitted by the
Commission, will constitute a violation of the requested order.

respective undertakings and agreements of any of these persons required by the terms and conditions of the requested order, or which alleges a liability on the part of any of these persons arising out of their services, acts, or transactions relating to ASA. Further, ASA will designate CT Corp as U.S. Service Agent in the same city in which ASA's Primary Custodian is located.

13.   After receipt of the requested order, ASA will file with the Commission (a) a copy of each subcustodian agreement, if that subcustodian agreement irrevocably designates CT Corp as an agent in the United States to accept service of process in any Proceeding before the Commission or any appropriate court to enforce the provisions of the laws administered by the Commission in connection with the subcustodian agreement, or to enforce any right or liability ("Liability") based on the subcustodian agreement or which alleges a liability on the part of the subcustodian arising out of its services, acts, or transactions under the subcustodian agreement relating to ASA's assets; and (b) a copy of each subcustodian agreement that does not contain one or more provisions described in clause (a), along with a written explanation as to why ASA determined that it was nonetheless appropriate to use that subcustodian notwithstanding the lack of that provision or those provisions. This filing requirement will automatically terminate upon a subcustodian ceasing to hold ASA's assets, except as to a Proceeding or a Liability based on an action or inaction of the subcustodian prior to the subcustodian having ceased holding ASA's assets.

14.   ASA will perform every action and thing necessary to cause and assist the custodian of its assets to distribute the same, or the proceeds, if the Commission or a

court of competent jurisdiction will have so directed by final order.[20] ASA also will perform every action and thing necessary to cause and assist its shareholders or the Commission to collect (a) any monetary amount specified in a Commission order or (b) a final judgment entered by a court of competent jurisdiction. ASA will assist the Commission in enforcing temporary and preliminary injunctions and other orders entered by a court of competent jurisdiction, including "freeze" orders that would direct the company to retain specified funds pending a final disposition of a Commission case. To this end, ASA will agree, and will have the right under its agreement with the Primary Custodian, to instruct the Primary Custodian to freeze specified assets of ASA for a short period of time at the request of the Commission, pending the Commission's application for a formal court order freezing those assets. During this period, ASA will repatriate any cash or cash equivalents from frozen accounts, pending final disposition of the case. Further, ASA's agreement with its Primary Custodian will include a provision that disputes concerning the implementation of any asset freeze are under the jurisdiction of the U.S. courts. As soon as practicable, ASA and its Primary Custodian will notify an eligible foreign custodian or eligible securities depository of any court-ordered asset freeze.

15.   ASA stipulates that personal jurisdiction exists in any Commission action brought against ASA in the United States and agrees to waive any defense of *forum non conveniens* to any Commission action.

16.   ASA will take all steps necessary to ensure that it will be listed on the NYSE, including the publishing of financial statements and other information required by

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[20] A court of competent jurisdiction means any U.S. federal court that has jurisdiction to issue such an order.

the NYSE for the benefit of holders of the shares listed on the NYSE and the performance of all the covenants contained in its listing agreement.

17.   The Commission, in its discretion, may revoke its order permitting registration of ASA and the public offering of its securities if the Commission finds, after notice and opportunity for hearing, that there has been a violation of the requested order or the Act and may determine whether distribution of ASA's assets is necessary or appropriate in the interests of investors and may so direct.

18.   ASA waives any counsel fees to which it may be entitled and waives security for costs in any action brought against it in Bermuda by any shareholder based on its charter or bylaws or any of the undertakings and agreements contained in the application. ASA will cause each of its present or future directors who is a non-resident of the United States to make similar waivers.

19.   ASA will promptly notify the Commission in the event that there is any change in Bermudian law that will be contrary to any provision of the Act or detrimental to or inconsistent with the protection afforded by the undertakings and agreements contained in the application.

20.   Any shareholder of ASA or the Commission, on its own motion or on request of any of ASA's shareholders, will have the right to initiate a proceeding: (a) before the Commission for the revocation of the order permitting registration of ASA; or (b) before a court of competent jurisdiction for the liquidation of ASA and a distribution of its assets to its shareholders and creditors. The court may enter the order in the event that it finds, after notice and opportunity for hearing, that ASA, its officers, directors,

investment adviser, or principal underwriter has violated any provision of the Act or the requested order.

21.   Any shareholder of ASA will have the right to bring suit at law or equity, in any court of the United States or Bermuda having jurisdiction over ASA, its assets, or any of its officers or directors to enforce compliance by ASA, its officers and directors with any provision of ASA's charter or bylaws, the Act, the rules under the Act, or the undertakings and agreements required by the conditions of the requested order, insofar as applicable to these persons. The court may appoint a trustee or receiver of ASA with all powers necessary to implement the purposes of the suit, including the administration of the estate, the collection of corporate property including choses-in-action, and distribution of ASA's assets to its creditors and shareholders. ASA and its officers and directors waive any objection they may be entitled to raise and any right they may have to object to the power and right of any shareholder of ASA to bring such suit, reserving, however, their right to maintain that they have complied with these provisions, undertakings and agreements, and otherwise to dispute the suit on its merits. ASA and its officers and directors also agree that any final judgment or decree of any U.S. court may be granted full faith and credit by a court of competent jurisdiction of Bermuda and consent that the Bermudian court may enter judgment or decree on ASA at the request of any shareholder, receiver, or trustee of ASA.

22.   ASA will settle its purchases and sales of portfolio securities in the United States by use of the mails or means of interstate commerce, except for: (a) purchases and sales on an "established securities exchange" (defined as a national securities exchange as defined in Section 2(a)(26) of the Act, the JSE, the HKSE, the LSE, the Tokyo Stock

Exchange, the TSE, the ASX, and the SIX Swiss Exchange (collectively the "Established Exchanges")) and (b) purchases and sales, through its custodian or its custodian's agent, in South Africa of South African Treasury Bills from or to the South African Treasury or South African Reserve Bank securities, or CSD-eligible securities. Assets purchased on the JSE, the HKSE, the LSE, the TSE, and the ASX will be maintained as provided for in condition 25 below. Assets purchased on the Tokyo Stock Exchange and the SIX Swiss Exchange will be maintained in the United States with ASA's custodian, unless prohibited by law or regulation or financially impracticable as provided in condition 26 below.

23.   Notwithstanding condition 22, ASA may, through its custodian or its custodian's agent, exercise in South Africa, Hong Kong, the United Kingdom, Canada, or Australia the rights issued to it as a shareholder of other companies for the purchase of securities, provided that, in the case of each such exercise, (i) the rights so exercised are offered to ASA as a shareholder in another company on the same basis as all other holders of the class or classes of shares of such other company to whom such rights are offered, (ii) the rights so exercised do not exceed 10% of the total amount of such rights so offered, and (iii) the securities purchased pursuant to such exercise, or securities of the same class, are listed on the JSE, the HKSE, the LSE, the TSE, or the ASX, or application has been made to such exchange for the listing thereon of such securities, or it has been publicly announced that application will be made to such exchange for the listing thereon of such securities.

24.   Contracts of ASA, other than those executed on an Established Exchange which do not involve affiliated persons, will provide that: (a) the contracts, irrespective of

the place of their execution or performance, will be performed in accordance with the requirements of the Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, each as amended, if the subject matter of the contracts is within the purview of these Acts; and (b) in effecting the purchase or sale of assets, the parties to the contracts will utilize the U.S. mails or means of interstate commerce.

25. ASA will keep at least 20% of its assets in the United States in the custody of a U.S. bank. ASA's remaining assets will be kept in the custody of (a) an eligible foreign custodian, as defined in rule 17f-5 under the Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia; or (b) an eligible securities depository, as defined in rule 17f-7 under the Act, in South Africa, Hong Kong, the United Kingdom, Canada, or Australia.

26. If removal of securities purchased on the Tokyo Stock Exchange and the SIX Swiss Exchange becomes either prohibited by law or regulation or financially impracticable, up to 5% of ASA's assets may be held by an eligible foreign custodian or overseas branch of ASA's custodian in each of Japan and Switzerland.

27. ASA will withdraw its assets from the care of a subcustodian as soon as practicable, and in any event within 180 days of the date when a majority of the Board makes the determination that a particular subcustodian may no longer be considered eligible under rule 17f-5 under the Act or that continuance of the subcustodian arrangement would not be consistent with the best interests of ASA and its shareholders.

28. ASA will cause its custodian to enter into an agreement (to be filed by ASA with the Commission when the custodian commences service to ASA), which will provide that the custodian agrees: (a) to comply with the Act and the rules of the

Commission under the Act and the undertakings and agreements contained in the application as applicable to the custodian and as each may be amended from time to time, as applicable to the custodian; (b) to do nothing inconsistent with the undertakings and agreements contained in the application, the provisions of the Act, or the rules under the Act; and (c) that the undertakings described in (a) and (b) above constitute representations and inducements to the Commission to issue the requested order.[21]

29.   So long as ASA is registered under the Act, ASA's custody contract with its custodian will provide that the custodian will: (a) consummate all purchases and sales of securities by ASA through the delivery of securities and receipt of cash, or vice versa as the case may be, within the United States, except for (i) purchases and sales on the Established Exchanges, and (ii) purchases and sales, through ASA's custodian or custodian's agent, in South Africa of South African Treasury Bills from or to the South African Treasury, South African Reserve Bank securities, or CSD-eligible securities; and (b) distribute ASA's assets, or the proceeds thereof, to ASA's creditors and shareholders, upon service upon the custodian of an order of the Commission or court directing such distribution as provided in conditions 17, 20, and 30.

30.   With respect to an alleged violation of the Act or the requested order by ASA's custodian, eligible foreign custodian, or eligible securities depository, the Commission, on its own motion, will have the right to initiate a proceeding: (a) before the Commission for the revocation of the order permitting registration of ASA; or

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[21]   ASA acknowledges that: (a) every agreement and undertaking of ASA and its custodian contained in the application constitutes (i) inducements to the Commission for the issuance and continuance in effect of the requested order, and (ii) a contract among ASA, the Commission and ASA's shareholders; and (b) the failure by ASA or the custodian to comply with any of the agreements or undertakings, unless permitted by the Commission, will constitute a violation of the requested order.

(b) before a court of competent jurisdiction for the liquidation of ASA and a distribution of its assets to its shareholders and creditors. The court may enter the order in the event that it finds, after notice and opportunity for hearing, that ASA's custodian has violated any provision of the Act or the requested order.

31.   The Chief Compliance Officer, as defined in Rule 38a-l(a)(4) under the Act, shall prepare a report, as part of the annual report to the Board, that evaluates ASA's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance. The Chief Compliance Officer will also annually file a certification pursuant to item 77Q3 of Form N-SAR as such Form may be revised, amended or superseded from time to time, that certifies that ASA and the Board have established procedures reasonably designed to achieve compliance with Conditions 22, 25 and 26 regarding location of ASA's assets. Additionally, ASA's independent public accountants, in connection with their audit examination of ASA, will review the operations and procedures pertaining to the location of ASA's assets and custody arrangements for compliance with the conditions of the Application, and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

By the Commission.

Kevin M. O'Neill
Deputy Secretary